UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0058
Washington, D.C. 20549	Expires:	April 30, 2009
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FORM 12b-25	SEC FILE NUMBER
001-33865
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Triple-S Management Corporation
Full Name of Registrant

NA
Former Name if Applicable

1441 F.D. Roosevelt Avenue
Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico  00920
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

    Although management believes the preparation of its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) is substantially complete, the Registrant will be unable to file by the deadline without unreasonable effort or expense, because management needs additional time to finalize its assessment of its internal control over financial reporting as of December 31, 2008, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The extension is needed to permit the Registrant the time necessary to complete its analysis of its internal control over financial reporting and related disclosures with respect to other than temporary impairments (“OTTI”) of available for sale investment securities.

      Based on its assessment to date of OTTI, management will conclude that a material weakness in its internal control over financial reporting existed as of December 31, 2008, which will preclude management from concluding that the Registrant’s internal control over financial reporting was effective as of such date. This material weakness resulted in a material adjustment to net realized investment losses related to OTTI, which was reflected in our February 19, 2008 earnings release.

The Company’s ultimate conclusions with respect to its internal control over financial reporting and adequate disclosure thereof are subject to completion of management’s assessment. The Registrant expects that such assessment will be completed within the time provided by this Form 12b-25, at which time the Registrant would file its complete 2008 10-K, including management’s report on internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Ramón M. Ruiz-Comas	787	749-4949
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).       Yes   ☒            No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is estimating consolidated net income of approximately $24.8 million for the year ended December 31, 2008 as compared to net income of $58.5 million for the year ended December 31, 2007. This decrease in net income is primarily related to net realized investment losses and net unrealized investment losses on trading securities. Total consolidated operating revenues increased by $226.1 million, or 14.6%, to $1.8 billion during the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily due to an increase in the premiums earned, net in our managed care segment, principally due to a higher volume in the Medicare Advantage business and increases in premium rates.

TRIPLE-S MANAGEMENT CORPORATION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2009	By:	/s/ Ramón M. Ruiz-Comas
Name: Ramón M. Ruiz-Comas
Title: President and CEO